SEC MAIL PROCESSING SECTION
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MAR 01 2011
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SECURI[illegible] [illegible]SION

11018478

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM

| SEC FILE NUMBER |
|---|
| 8- 41807 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN WEALTH MANAGEMENT, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 CROWN POINT PARKWAY STE. 1230
(No. and Street)

ATLANTA (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEROME BORZELLO 770-392-8740
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





JD 3/18

# OATH OR AFFIRMATION

I, JEROME BORZELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN WEALTH MANAGEMENT, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Feb. 22, 2011

RUTH C WISE
MY COMMISSION EXPIRES
JAN. 7 2015
COBB CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009

## CONTENTS

## INDEPENDENT AUDITOR'S REPORT

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statements of financial condition of American Wealth Management, Inc. (a Georgia Corporation), as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 25, 2011

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| ASSETS | | |
| Cash & Cash Equivalents | $ 78,814 | $ 85,290 |
| Deposit with Clearing Broker and Others | 26,771 | 26,733 |
| Commissions Receivable – Brokers | 5,706 | 20,222 |
| Advances to Brokers | 5,653 | 11,451 |
| Prepaid Expenses | 29,973 | 20,576 |
| Receivable from Clearing Organization | 14,877 | 16,390 |
| Deferred Tax Asset | 1,176 | |
| Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $63,368 and $61,907 | 21 | 1,482 |
| Advances to Stockholder (Note 6) | 217,940 | 206,665 |
| Security Deposit | 6,511 | 6,511 |
| TOTAL ASSETS | $ 387,442 | $ 395,320 |
| LIABILITIES AND SHAREHOLDER'S EQUITY | | |
| LIABILITIES | | |
| Payroll Taxes Payable | $ 215 | $ 750 |
| Accrued Expenses | 7,731 | 7,549 |
| Commissions Payable | 13,090 | 13,159 |
| Income Taxes Payable | - | 450 |
| TOTAL LIABILITIES | $ 21,036 | $ 21,908 |

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| SHAREHOLDER'S EQUITY (EXHIBIT C) | | |
| Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding | $ 6,000 | $ 6,000 |
| Additional Paid-In Capital | 31,100 | 31,100 |
| Retained Earnings | 329,306 | 336,312 |
| TOTAL SHAREHOLDER'S EQUITY | 366,406 | 373,412 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ 387,442 | $ 395,320 |

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS
DECEMBER 31, 2010 AND 2009

Exhibit B

| | Year Ended December 31, 2010 | Year Ended December 31, 2009 |
|---|---|---|
| REVENUE | | |
| Commissions | $ 2,964,288 | $ 2,957,272 |
| Interest Income | 6,275 | 6,819 |
| Total Revenue | 2,970,563 | 2,964,091 |
| COSTS AND EXPENSES | | |
| Employee Compensation & Benefits | 2,409,994 | 2,438,027 |
| Floor Brokerage, Exchange and Clearing Fees | 317,208 | 296,641 |
| Occupancy | 68,553 | 66,595 |
| Communications & Data Processing | 24,723 | 17,751 |
| Other Expenses | 158,267 | 146,380 |
| Total Costs and Expenses | 2,978,745 | 2,965,394 |
| Loss before Income Tax Provision | (8,182) | (1,303) |
| Provision (Benefit) for Income Taxes (Note 3) | (1,176) | 451 |
| NET (LOSS) INCOME | $ (7,006) | $ (1,754) |

The Accompanying Notes are an Integral Part of these Financial Statements.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

| | Common Shares | Stock Amount | Paid-In Capital | Retained Earnings | Shareholder's Equity |
|---|---|---|---|---|---|
| BALANCE - December 31, 2008 | 1,000 | 6,000 | 31,100 | 338,066 | 375,166 |
| 2009 NET LOSS | | - | - | (1,754) | (1,754) |
| BALANCE - December 31, 2009 | 1,000 | $ 6,000 | $ 31,100 | $ 336,312 | $ 373,412 |
| 2010 NET LOSS | | - | - | (7,006) | (7,006) |
| BALANCE - December 31, 2010 | 1,000 | $ 6,000 | $ 31,100 | $ 329,306 | $ 366,406 |

The Accompanying Notes are an Integral Part of these Financial Statements.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

Exhibit D

| | December 31, 2010 | December 31, 2009 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Loss | $ (7,006) | $ (1,754) |
| Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities: | | |
| Depreciation | 1,461 | 1,004 |
| Deferred Taxes | (1,176) | |
| (Increase) Decrease in Operating Assets: | | |
| Commissions Receivable – Brokers | 14,477 | (13,283) |
| Other Receivables | 1,513 | (6,779) |
| Prepaid Expenses | (9,397) | (4,553) |
| Increase (Decrease) in Operating Liabilities: | | |
| Commissions Payable | (68) | 4,805 |
| Payroll Taxes Payable | (535) | (2,266) |
| Income Tax Payable | (450) | 14 |
| Accrued Expenses | 183 | (2,643) |
| Accrued Settlement Costs | - | (5,517) |
| NET CASH (USED) BY OPERATING ACTIVITIES | (998) | (30,972) |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Acquision of Furniture and Fixtures | - | (1,190) |
| Employee Loans, net | 5,798 | (11,451) |
| Decrease (Increase) on Advances to Stockholder | (11,275) | 55,675 |
| NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES | (5,477) | 43,033 |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | (6,476) | 12,062 |
| CASH AT BEGINNING OF YEAR | 85,290 | 73,228 |
| CASH AT END OF YEAR | $ 78,815 | $ 85,290 |
| Supplemental Information: | | |
| Income Tax Paid | - | 437 |

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

C. Commission income and the related expense are recorded on a trade date basis as transactions occur. The Company also receives commissions from investment companies.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates-The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

   The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

   The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal examinations for years before 2007.

Income taxes- (Continued)

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10. The Company has no tax position at December 31, 2010 or 2009 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company recognized no interest or penalties for the period reported. The Company had no accruals for penalties or interest at December 31, 2010 or 2009.

G. Concentrations- In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 8% to 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with Raymond James, which carries all customer accounts and maintains and preserves all books and records pertaining thereto.

H. Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 25, 2011, the date in which the financial statements were available to be issued

2. INCOME TAX (BENEFIT) PROVISION

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

INCOME TAX PROVISION: (Continued)

The components of income tax (benefit) provision are as follows:

| | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|
| | Total | Deferred | Current | Total | Deferred | Current |
| Federal | $ (840) | $ (840) | $ -0- | $ 322 | $ -0- | $ 322 |
| State | (336) | (336) | -0- | 129 | -0- | 129 |
| Total | $ (1,176) | $ (1,176) | $ -0--- | $ 451 | $ -0---- | $ 451 |

In 2010 and 2009, the Company had permanent differences primarily related to non-deductible penalties and meal and entertainment that increased taxable income and caused the actual tax provision in the accompanying Statement of Income to be somewhat higher than expected.

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. LAWSUIT SETTLEMENT LIABILITY

In December 2004, the Company settled a legal action through arbitration procedures for reimbursement for losses sustained by a client in the years 2000 and 2001. Under the settlement, the Company agreed to provide monetary relief of $175,000, of which $50,000 was paid in 2004 and $125,000 is to be paid out over the next 50 months beginning on January 1, 2005. The present value of the cost of the settlement and estimated additional legal fees totaling $128,405, were included in results of operations for 2004, as "Lawsuit Settlement Liability". The amount of $18,781 was paid on this obligation in 2009. The balance due on the lawsuit was $18,781 on 12/31/08. Also, included in "Lawsuit Settlement Liability" is a settlement with the NASD in 2007, as a result of an audit of its accounts. The Company was assessed a fine of $26,250 in 2007. The Company paid $6,260 in 2008 and the remaining balance at 12/31/2008 of $4,990 was paid in 2009.

5. ADVANCES TO STOCKHOLDER

The Company had at December 31, 2010 and December 31, 2009 an advance to Stockholder that is due on demand and is uncollateralized of $217,940 and $206,665. The advance to stockholder carries an interest rate of 3%. Accrued interest receivable is $57,261 at December 31, 2010 and $50,986 at December 31, 2009 and is included in the balance of the advance to stockholder at December 31, 2010 and December 31, 2009.

6. OPERATING LEASE

The Company entered a lease for its office facility under a non-cancelable operating lease continuing through July 31, 2012. Lease expense was $68,553 in 2010 and $66,595 in 2009.

Future minimum lease payments are:

| | |
|---|---|
| 2011 | 69,448 |
| 2012 | 41,212 |
| Total | 110,660 |

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not excess 15 to 1. At December 31, 2010, the Company had net capital of $96,183, which was $91,183 in excess of its required net of $5,000. The Company's aggregate indebtedness to net capital ratio was .219 to 1

SCHEDULE 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2010

| | |
|---|---|
| TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION | $ 366,406 |
| LESS NON-ALLOWABLE ASSETS | |
| Commissions Receivable – Brokers | 5,706 |
| Deferred Tax Asset | 1,176 |
| Employee Advances | 5,653 |
| Prepaid Expenses | 29,973 |
| Furniture & Fixtures | 21 |
| Advances to Stockholder | 217,940 |
| Security Deposit | 6,511 |
| Subtotal Non Allowable Assets | 266,980 |
| Less: Haircut on Other Securities - | (3,243) |
| NET CAPITAL | $ 96,183 |

**Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2010**

| | |
|---|---|
| Net Capital, as reported in Company's part II (unaudited) FOCUS report | $ 81,980 |
| Correction in Haircut: | |
| Money Market Account | (94) |
| Audit adjustment to Commissions Payable | 19,004 |
| Audit adjustment Payroll Tax Payable | (4,715) |
| Audit adjustment to Accounts Payable | 8 |
| Net Capital Per the above | $ 96,183 |

# AMERICAN WEALTH MANAGEMENT, INC.
## COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2010

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| Payroll Taxes Payable | $ | 215 |
| Accrued Liabilities | | 7,731 |
| Commissions Payable | | 13,090 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 21,036 |
| RATIO – Aggregate Indebtedness to Net Capital | $ | 0.21871 |
| BASIS NET CAPITAL REQUIREMENT | | |
| Net Capital (Schedule 1) | $ | 96,183 |
| Minimum Net Capital Requirement (See note A below) ($21,037 x 6 2/3% = $1,401) | | 5,000 |
| EXCESS NET CAPITAL | $ | 91,183 |

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

SCHEDULE 3

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3
AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2010

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2010.

The Company had no liabilities subordinated to the claims of creditors during 2010.

goldman & company, cpas

# INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements of American Wealth Management, Inc., for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the reserve requirements of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration on internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPAs, PC
February 25, 2011

## *Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation*

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by American Wealth Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating American Wealth Management, Inc's. compliance with the applicable instructions of the reconciliation (Form SIPC-7). American Wealth Management's, Inc. management is responsible for it's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compare the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 to the revenues reported on the FOCUS reports for the year from January 1, 2010 to December 31, 2010, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC
February 25, 2011

F:\DriveD\Clients\American Wealth Management, Inc\2010 Audit\WTB & Report\Exhibit B for Engagement Letter SIPC Assessment Reconciliation.doc